VK 3-12-04

AH 3/11/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004746

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 27 2004

SEC FILE NUMBER
8-45693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kansas City Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6320 Lamar
(No. and Street)

Overland Park, (City) Kansas (State) 66202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Donaldson (913) 384-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200 (Address) Kansas City, (City) Missouri (State) 64105-1936 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AW

OATH OR AFFIRMATION

I, Mark Donaldson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kansas City Brokerage, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

PATRICIA B. CARUSO
Notary Public - State of Kansas
My Appt. Expires 8-8-2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Accountants' Report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kansas City Brokerage, Inc.

Form X-17A-5

Financial and Operational Combined Uniform Single Report

December 31, 2003

BKD LLP

BKD LLP

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380

bkd.com

To the Board of Directors
Kansas City Brokerage, Inc.
Overland Park, Kansas

In planning and performing our audit of the financial statements of Kansas City Brokerage, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 3, 2004

BKD LLP

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380

bkd.com

Independent Accountants' Report

Board of Directors
Kansas City Brokerage, Inc.
Overland Park, Kansas

We have audited the accompanying statement of financial condition of Kansas City Brokerage, Inc. (a 79% owned subsidiary of DeMarche Associates, Inc.) as of December 31, 2003, and the related statements of operations, retained deficit and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Brokerage, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions for Success

BKD, LLP

Kansas City, Missouri
February 3, 2004

Kansas City Brokerage, Inc.
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	534,982
Investments		414,886
Consulting contract receivables		125,292
Receivable from clearing agent		9,499
Total assets	$	1,084,659
Liabilities		
Related party payable	$	55,250
Services due to customers		74,352
Third-party payer funds		730,874
Total liabilities		860,476
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		277,724
Retained (deficit)		(53,551)
Total stockholders' equity		224,183
Total liabilities and stockholders' equity	$	1,084,659

Kansas City Brokerage, Inc.
Statement of Operations
Year Ended December 31, 2003

Revenues		
Brokerage income, net of clearing broker commissions	$	808,200
Other income		14,836
		823,036
Expenses		
Purchased services		669,966
Other expenses		159,857
Total expenses		829,823
Operating Loss		(6,787)
Income Tax Expense		12,550
Net Loss	$	(19,337)

Kansas City Brokerage, Inc.

Statement of Retained Deficit

Year Ended December 31, 2003

Balance (Deficit), January 1, 2003	$	(34,214)
Net loss		(19,337)
Balance (Deficit), December 31, 2003	$	(53,551)

Kansas City Brokerage, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Operating Activities		
Net loss	$	(19,337)
Item not requiring cash		
Deferred income taxes		12,550
Changes in		
Consulting contract receivables		20,625
Receivable from clearing agent		(775)
Third-party payer funds		271,958
Services due to customers		21,934
Related party payable		8,875
Net cash provided by operating activities		315,830
Investing Activities		
Purchases of investments		(109,418)
Net cash used in investing activities		(109,418)
Increase in Cash and Cash Equivalents		206,412
Cash and Cash Equivalents, Beginning of Year		328,570
Cash and Cash Equivalents, End of Year	$	534,982

See Notes to Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a 79% owned subsidiary of DeMarche Associates, Inc. (DeMarche), an employee benefit plan consultant, provides brokerage services on behalf of clients of its parent through a clearing agent. The Company does not hold funds or securities for clients.

Employee benefit plan clients purchase DeMarche consulting services from the Company and pay for these services in cash or with brokerage commissions generated from investment transactions directed through the Company's clearing agent. The Company purchases the consulting services provided to its clients from its parent.

The Company also offers a Third-Party Payer program wherein the Company collects and accumulates brokerage commissions from trades directed by the client through the Company's clearing agent and in return makes credits available to the client for the payment of various plan expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2003, cash equivalents consisted of certificates of deposit.

Income Taxes

The Company and its parent company file separate income tax returns. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Brokerage Income Recognition

Brokerage income and related clearing brokers' commissions are recognized on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Investments

Investments consist of certificates of deposit and are carried at historical cost, adjusted for accretion of discounts. Accretion is recorded as interest income from investments.

Note 2: Related Party Transactions

Facilities and Services Agreement

The Company has a facilities and services agreement with its parent in which office space, personnel, equipment, supplies, accounting and legal and other services are provided to the Company. The Company's agreement provides that the Company pay $5,000 per month for the period from January 1, 2003 to June 30, 2003, $15,000 per month for the period from July 1, 2003 to September 30, 2003, and $25,000 per month for the period from October 1, 2003 to December 31, 2003.

Note 3: Income Taxes

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate (15%)	$	(1,000)
Increase (decrease) resulting from		
State income taxes - net of federal tax benefit		(550)
Change in deferred tax assets valuation allowance		13,850
Other		150
Actual tax expense	$	12,450

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

Deferred tax assets		
Services due to customers	$	14,000
Net operating loss carryforwards		46,200
Net deferred tax asset before valuation allowance		60,200
Valuation allowance		
Beginning balance		(46,250)
Increase during the period		(13,950)
Ending balance		(60,200)
Net deferred tax asset	$	0

The Company has unused operating loss carryforwards of approximately $242,000, which expire between 2020 and 2022.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was 9.16 to 1 as of December 31, 2003. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $93,989 as of December 31, 2003, which exceeded the required net capital by $36,624.

Supplementary Schedule

Kansas City Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Aggregate indebtedness	$	860,476
Stockholders' equity	$	224,183
Less nonallowable assets		
Consulting contract receivables		(125,292)
Less haircuts on certificates of deposit account		(4,902)
Net capital		93,989
Less net capital requirements - greater of $5,000 or 1/15 of aggregate indebtedness		57,365
Net capital in excess of requirement	$	36,624
Ratio of aggregate indebtedness to net capital		9.16 to 1

Note: The Company is in compliance with the exemption provisions from Rule 15c3-3.

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company.